SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 September 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

 EXHIBIT INDEX

99.1	Dividend Declaration dated 11 September 2026

Exhibit No: 99.1

11 September 2026

InterContinental Hotels Group PLC (IHG)

Interim Dividend - Pence Sterling Amount Payable

On 11 August 2026, IHG’s Board announced an interim dividend for 2026 of 64.5 cents per share and that the corresponding pence sterling amount payable would be announced on 11 September 2026. This has been determined with reference to the average of the market exchange rates on the three working days commencing 8 September 2026, using the WMR closing mid-point spot rate as at 4:00pm (London time), as published in the Financial Times, resulting in an applicable exchange rate of £1:US$1.3547. Accordingly, the amount payable will be 47.6 pence per ordinary share. The interim dividend will be paid on 1 October 2026.

Registered shareholders are reminded that they can elect to receive their dividend payments in US Dollars (USD) instead of British Pounds (GBP). Elections can be made by completing the Currency Form at www.shareview.info/products/directdividends. Alternatively, registered shareholders can contact the Company's Registrar, Equiniti, by telephone on +44 (0) 371 384 2132 to request a Currency Form. For shares held in CREST, an election for USD will be permitted using the CREST dividend election process. CREST participants should ensure a USD CREST Memorandum Account has been enabled.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 21 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 7,000 hotels in over 100 countries, and a development pipeline of a further 2,400 properties.

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Luxury & Lifestyle: Six Senses, Regent, InterContinental, Vignette Collection, Kimpton, Hotel Indigo

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Premium: Noted Collection, voco, Ruby, HUALUXE, Crowne Plaza, EVEN

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Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner, avid

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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	11 September 2026